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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 15.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

General Motors Investment Management Corporation
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

767 Fifth Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                              NY                              10153
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

Lend Lease Hyperseries High-Yield CMBS Fund, Inc. (no Ticker or Trading Symbol)
--------------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)    38203925
                --------------
4.  Statement for Month/Year    June 2002
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)
    ----------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 6)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       June 27, 2002     J              0           N/A       N/A                0                  N/A      N/A (See
                                                                                                                         explanation
                                                                                                                         below with
                                                                                                                         respect to
                                                                                                                         to this
                                                                                                                         Line 1.)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       June 27, 2002     J           2,183,406       A        $11.45       13,373,253    1            1      (See
                                                                         per share                                       explanation
                                                                                                                         below with
                                                                                                                         respect to
                                                                                                                         to this
                                                                                                                         Line 2.)
------------------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Obligation to
buy Common Stock                    $11.45 per share        05/27/02         J                           0           0

-----------------------------------------------------------------------------------------------------------------------------
Obligation to
buy Common Stock                    $11.45 per share        05/27/02         J                        2,183,406
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                             See Below  See Below    Common     0             See Below      See Below            N/A        N/A See
                                                     Stock                                                                    Below
------------------------------------------------------------------------------------------------------------------------------------
                             See Below  See Below    Common    See Below      See Below      See Below             I           See
                                                     Stock                                                                    Below
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors Employees Global Group Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in line 2 of Table I and reduced the obligation referred to in line 2 of Table II. The reporting person ("GMIMCo") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Line 1 of Table I relates to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Line 2 of Table I relates to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000 (the "First Subscription Agreement"), Holding Trust committed to pay $50 million in exchange for shares of common stock, in one or more payments as required by the issuer. Holding Trust paid $11 million to the Issuer on March 16, 2000 in exchange for 1,097,706 shares of common stock, $14.5 million on April 27, 2000 in exchange for 1,432,806 shares of common stock, $6 million on June 28, 2000 in exchange for 587,084 shares of common stock, $17.5 million on July 31, 2000 in exchange for 1,715,686 shares of common stock and $1 million on January 5, 2001 in exchange for 282,485 shares of common stock, in full satisfaction of the commitment amount. Pursuant to a subscription agreement dated January 5, 2001 (the "Second Subscription Agreement"), Holding Trust committed to pay $25 million in exchange for shares of common stock, in one or more payments, as required by the issuer. Holding Trust paid $2 million to the Issuer on January 5, 2001 in exchange for 282,485 shares of common stock, $10 million on January 25, 2001 in exchange for 953,288 shares of common stock and $13 million on March 29, 2001 in exchange for 1,203,704 shares of common stock in full satisfaction of the commitment amount under the Second Subscription Agreement. Pursuant to a subscription agreement dated June 26, 2001 (the "Third Subscription Agreement"), Holding Trust committed to pay $25 million in exchange for shares of common stock, in one or more payments, as required by the issuer. Holding Trust paid $5 million to the Issuer on June 28, 2001 in exchange for 454,545 shares of common stock and $20 million on July 3, 2001 in exchange for 1,845,018 shares of common stock in full satisfaction of the commitment under the Third Subscription Agreement. On April 4, 2002, Holding Trust purchased 479,846 shares of common stock for $5 million. Pursuant to a subscription agreement dated June 27, 2002, Holding Trust paid $25 million to the Issuer in exchange for 2,183,406 shares of common stock.

On May 15, 2000 the Holding Trust reinvested a cash dividend of $111,739.84 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 11,196 additional shares of the Issuer's common stock.

On August 15, 2000 the Holding Trust reinvested a cash dividend of $529,219 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 51,864 additional shares of the Issuer's common stock.

On October 16, 2000 the Holding Trust reinvested a cash dividend of $96,977 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 9,298 additional shares of the Issuer's common stock.

On November 16, 2000 the Holding Trust reinvested a cash dividend of $1,069,356 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 1,382 additional shares of the Issuer's common stock.

Issuer's common stock.

On December 29, 2000 the Holding Trust reinvested a cash dividend of $1,109,600 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 105,275 additional shares of the Issuer's common stock.

On August 2, 2001 the Holding Trust reinvested a cash dividend of $4,828,362 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 455,077 additional shares of the Issuer's common stock.

On December 27, 2001 the Holding Trust reinvested a cash dividend of $4,123,551 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 401,124 additional shares of the Issuer's common stock.


/s/ Tony Kao                                              July 10, 2002
---------------------------------------             ----------------------------
    Signature of Reporting Person                             Date

Tony Kao
Managing Director, Global Fixed Income
General Motors Investment Management Corporation

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


Note: File three copies of this Form one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.